Exhibit 99.3

Wi-LAN Inc.

2013 First Quarter

Condensed Unaudited Consolidated

Financial Results

Interim Report

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012

Revenue
Royalties	$18,369	$24,693

Operating expenses
Cost of revenue	19,761	11,303
Research and development	2,151	2,771
Marketing, general and administration	2,929	3,160
Realized foreign exchange loss	89	6
Unrealized foreign exchange loss (gain)	944	(5,376)
Total operating expenses	25,874	11,864
Earnings (loss) from operations	(7,505)	12,829
Investment income	195	722
Interest expense	-	(1,126)
Debenture financing, net	-	(31,138)
Loss before income taxes	(7,310)	(18,713)

Provision for (recovery of) income tax expense
Current	1,301	1,225
Deferred	(2,177)	(5,527)
	(876)	(4,302)
Net and comprehensive loss	(6,434)	(14,411)

Loss per share (Note 4)
Basic	$(0.05)	$(0.12)
Diluted	$(0.05)	$(0.12)

Weighted average number of common shares
Basic	121,545,062	121,816,678
Diluted	121,545,062	121,816,678

See accompanying notes to condensed consolidated financial statements

2013 First Quarter Financial Results	1

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	March 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents	$165,603	$175,246
Short-term investments	1,565	1,617
Accounts receivable	6,465	1,139
Prepaid expenses and deposits	849	314
	174,482	178,316

Loan receivable	950	911
Furniture and equipment, net	1,091	1,272
Patents and other intangibles, net	110,360	116,846
Deferred tax asset	22,994	20,817
Goodwill	12,623	12,623
	$322,500	$330,785

Current liabilities
Accounts payable and accrued liabilities (Note 5)	$26,208	$22,406
Current portion of patent finance obligation	2,577	2,547
	28,785	24,953

Patent finance obligation	2,014	2,670
Success fee obligation	9,937	10,900
	40,736	38,523

Commitments and contingencies (Note 6)

Shareholders' equity
Capital stock (Note 4)	431,091	431,067
Additional paid-in capital	11,726	11,074
Accumulated other comprehensive income	16,225	16,225
Deficit	(177,278)	(166,104)
	281,764	292,262
	$322,500	$330,785

See accompanying notes to condensed consolidated financial statements

2013 First Quarter Financial Results	2

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
Operations
Net loss	$(6,434)	$(14,411)
Non-cash items
Stock-based compensation	971	1,055
Depreciation and amortization	6,703	6,167
Foreign exchange (gain) loss	(581)	333
Deferred financing costs	-	1,746
Accretion of debt discount	-	25,175
Disposal of patents	46	-
Deferred income tax recovery	(2,177)	(5,527)
Accrued investment income	(39)	-
	(1,511)	14,538
Change in non-cash working capital balances
Accounts receivable	(5,326)	(636)
Prepaid expenses and deposits	(84)	(662)
Payments associated with success fee obligation	(1,512)	-
Due to related party	-	(7,102)
Accounts payable and accrued liabilities	3,391	(140)
Cash (used in) generated from operations	(5,042)	5,998

Financing
Dividends paid	(4,234)	(3,041)
Repayment of convertible debentures	-	(233,247)
Common shares repurchased under normal course issuer bid	(656)	(11,467)
Common shares issued for cash on the exercise of options	361	1,016
Cash used in financing	(4,529)	(246,739)

Investing
Sale (purchase) of short-term investments	52	(70)
Purchase of furniture and equipment	(17)	(109)
Purchase of patents and other intangibles	(688)	(687)
Cash used in investing	(653)	(866)

Foreign exchange gain on cash held in foreign currency	581	3,854

Net cash and cash equivalents used in the period	(9,643)	(237,753)
Cash and cash equivalents, beginning of period	175,246	432,186
Cash and cash equivalents, end of period	$165,603	$194,433

See accompanying notes to condensed consolidated financial statements

2013 First Quarter Financial Results	3

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2012	431,067	11,074	16,225	(166,104)	292,262

Comprehensive loss:
Net loss	-	-	-	(6,434)	(6,434)
Shares issued:
Stock-based compensation expense	-	971	-	-	971
Exercise of stock options	538	(177)	-	-	361
Shares repurchased under normal course issuer bid (Note 4)	(514)	(142)	-	-	(656)
Dividends declared (Note 4)	-	-	-	(4,740)	(4,740)
Balance - March 31, 2013	$431,091	$11,726	$16,225	$(177,278)	$281,764

See accompanying notes to condensed consolidated financial statements

2013 First Quarter Financial Results	4

NOTES

Wi-LAN Inc.
NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2013 and 2012
(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of third-party patent holders and, if necessary, the enforcement of their patented technologies.

2.	basis of presentation

The condensed unaudited consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	Significant accounting policies

These condensed consolidated interim unaudited financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2012.

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued final guidance on the presentation of reclassifications out of other comprehensive income. The amendments require an entity to provide information about the amounts reclassified out of other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in a footnote, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, only if the amount reclassified is required by U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide detail about those amounts. This amendment is effective for interim and fiscal years beginning after December 15, 2012. The amended standard will not impact the Company's financial position or results of operations.

4.	share capital

The Company paid quarterly cash dividends as follows:

	2013		2012
	Per Share	Total	Per Share	Total
1st Quarter	$0.035	$4,234	$0.025	$3,041

The Company declared quarterly dividends as follows:

	2013	2012
1st Quarter	$0.040	$0.030

2013 First Quarter Financial Results	5

NOTES

Wi-LAN Inc.
NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2013 and 2012
(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

On March 7, 2013, the Company received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the TSX. Under the NCIB, the Company is permitted to purchase up to 11,846,843 common shares. The NCIB commenced on March 11, 2013 and is expected to be completed on March 10, 2014. The Company repurchased 145,000 common shares under the NCIB during the three months ended March 31, 2013 for a total of $656.

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended March 31, 2013	Three months ended March 31, 2012
Basic weighted average common shares outstanding	121,545,062	121,816,678
Effect of stock options	-	-
Diluted weighted average common shares outstanding	121,545,062	121,816,678

For the three months ended March 31, 2013, the effect of stock options totaling 621,849 were anti-dilutive (three months ended March 31, 2012 – 1,269,533).

5.	financial instruments

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

As of March 31, 2013, the Company held foreign exchange forward contracts totaling approximately $29,937 which mature at various dates through to January 2014. During the three months ended March 31, 2013, the Company recorded an unrealized foreign exchange loss of approximately $346 related to the foreign exchange forward contracts held as at March 31, 2013. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy.

Cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities are short term financial instruments whose carrying value approximates their fair value.

The Company considers the rates used to determine the carrying value of the patent finance obligation and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

6.	Commitments and contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to any outstanding matters.

2013 First Quarter Financial Results	6

Wi-LAN Inc.

11 Holland Avenue, Suite 608

Ottawa, ON Canada

K1Y 4S1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com